Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

For the Fiscal Year Ended December 31, 2008

This management’s discussion and analysis (“MD&A”) is the Trust management’s analysis of its financial performance and significant trends or external factors that may affect future performance.  It is dated February 10, 2009 and should be read in conjunction with the audited Consolidated Financial Statements as at and for the year ended December 31, 2008, the audited Consolidated Financial Statements and MD&A as at and for the year ended December 31, 2007, the MD&A and the unaudited Consolidated Financial Statements as at and for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008 as well as the Trust’s Annual Information Form that is filed on SEDAR at www.sedar.com.

The MD&A contains Non-GAAP measures and forward-looking statements and readers are cautioned that the MD&A should be read in conjunction with the Trust’s disclosure under “Non-GAAP Measures” and “Forward-Looking Statements” included at the end of this MD&A.

Executive Overview

ARC Energy Trust (“ARC”) is one of the top 20 producers of conventional oil and gas in western Canada.  ARC as at December 31, 2008 held interests in excess of 18,600 wells with approximately 5,600 wells operated by ARC and the remainder operated primarily by other major oil and gas companies.  ARC’s production has averaged between 61,000 and 67,000 boe per day in each quarter for the last three years.  The total capitalization of ARC, which trades on the Toronto Stock Exchange, as at December 31, 2008 was $5.4 billion as shown on Table 23.  Subsequent to year-end, the Trust completed an equity offering of 15.5 million units for net proceeds of $240 million bringing the total capitalization to approximately $4 billion as at February 10, 2009.

ARC’s objective as an energy company is to provide superior and sustainable long-term returns to unitholders.  Key attributes of the business plan include:

•      Concentrated activities in three major business areas: conventional oil and natural gas assets, resource plays and enhanced oil recovery initiatives.  In addition to these major initiatives, ARC continually reviews acquisition and disposition opportunities to high-grade its asset base and provide future growth opportunities.

•      Pay a portion of cash flow to unitholders annually.  Currently the Trust distributes $0.12 per unit per month.  The remainder of the cash flow is used to fund reclamation costs, and a portion of capital expenditures and land acquisitions.  Since the Trust’s inception in July 1996 to December 31, 2008, the Trust has distributed $3.2 billion or $23.70 per unit.

•      Annual replacement of production and reserves through drilling new wells and associated oil and natural gas development activities.  The vast majority of the annual capital budget is being deployed on a balanced drilling program of low and moderate risk wells, well tie-ins and other related costs, and the acquisition of

•      undeveloped land. The Trust continues to focus on major properties with significant upside, with the objective to replace production declines through internal development opportunities.  Calculated on a boe basis, ARC’s normalized reserves per unit have increased from 1.40 to 1.42; production per unit has decreased slightly from 0.31 to 0.29 while the Trust has made distributions of $7.47 per unit or $1.6 billion from January 1, 2006 through to December 31, 2008.  Details of the calculations for normalized production and reserves per unit are provided in Table 1.

•      The periodic acquisition of strategic producing and undeveloped properties to enhance current production or provide the potential for future drilling locations and if successful, additional production and reserves.

•      Using prudent production practices to maximize the recovery of oil and natural gas from the reservoirs.

•      Controlling costs for both routine operating expenditures and costs incurred for capital projects.  ARC expects that the aggregate amount of operating costs will increase over time as ARC adds approximately 300 wells per year to its operating base to replace the natural decline on existing producing wells.

ARC’s business plan and operating practices also include the following strategies and action plans that are being undertaken to increase ARC’s competitiveness and future profitability:

•      Continual development of staff expertise and the hiring and retention of some of the industry’s best and most qualified personnel.

•      Building relationships with suppliers, joint venture partners, government and other stakeholders and conducting business in a fair and equitable manner.

•      Reviewing our structure in order to optimize returns to investors with the commencement of the trust taxation on January 1, 2011.  ARC’s most likely course of action will be to convert to a corporation, subject to unitholder approval.

•      Promoting the use of proven and effective technologies to enhance the recoverable resources in place and reduce costs.

•      Being an industry leader in health, safety and environmental performance.

•      Actively supporting local initiatives and charities in the communities in which we live and work.

Table 1

Per Trust Unit	2008	2007	2006
Normalized production per unit (1) (2)	0.29	0.30	0.31
Normalized reserves per unit (1) (3)	1.42	1.35	1.40
Distributions per unit	$2.67	$2.40	$2.40

(1)   Normalized indicates that all years as presented have been adjusted to reflect a net debt to capitalization of 15 per cent. It is assumed that additional trust units were issued (or repurchased) at a period end price for the reserves per unit calculation and at an annual average price for the production per unit calculation in order to achieve a net debt balance of 15 per cent of total capitalization each year. The normalized amounts are presented to enable comparability of annual per unit values.

(2)   Production per unit represents daily average production (boe) per thousand trust units.  Calculated based on daily average production divided by the normalized weighted average trust units outstanding including trust units issuable for exchangeable shares.

(3)   Reserves per unit are calculated based on proved plus probable reserves (boe) divided by period end trust units outstanding including trust units issuable for exchangeable shares.

The effectiveness of ARC’s business plan can best be measured by historical results as shown in Table 2.  Commodity prices and the ongoing economic crisis are significant factors in determining profitability and market returns of the units.  The successful execution of ARC’s business plan and operational successes, contributed to our 9.7 per cent annual return for 2008 despite the negative impact of external factors.

Table 2

Total Returns (1) ($ per unit except for per cent)	Trailing One Year	Trailing Three Year	Trailing Five Year
Distributions per unit	$2.67	$7.47	$11.26
Capital appreciation per unit	$(0.30)	$(6.39)	$5.36
Total return per unit	$2.37	$1.08	$16.62
Annualized total return per unit	9.7%	1.1%	17.9%

(1)   Calculated as at December 31, 2008.

2008 Review and 2009 Guidance

Table 3 is a summary of the Trust’s 2009 Revised Guidance and a review of 2008 actual results compared to guidance:

Table 3

	2008 Guidance	2008 Actual	% Change	2009 Guidance
Production (boe/d)	64,000-65,000	65,126	—	64,000-65,000
Expenses ($/boe):
Operating costs	10.20	10.13	(1)	10.70
Transportation	0.80	0.80	—	1.15
G&A expenses (1)	2.75	2.57	(7)	2.80
Interest	1.50	1.38	(8)	1.85
Capital expenditures ($millions)	530	548.6	4	450
Weighted average trust units and units issuable (millions) (2)	216	216	—	235

(1)   The components of the $2.80 per boe G&A guidance for the full year are as follows: cash G&A - $1.80 per boe; cash component of LTIP - $0.85 per boe; non-cash LTIP component - $0.15 per boe

(2)   2009 guidance for weighted average trust units has been revised to include the 15.5 million trust units issued on February 6, 2009 under the Trust’s equity offering.

The 2009 Guidance provides unitholders with information of management’s expectations for results of operations for 2009. Readers are cautioned that the 2009 Guidance may not be appropriate for other purposes.

Actual results for 2008 were in line with 2008 guidance with some minor exceptions as follows:

•      G&A expenses of $2.57 per boe were lower than guidance of $2.75 per boe due primarily to the decrease in the trust unit price at year-end which resulted in a lower non-cash LTIP expense of $0.05 per boe as compared to the guidance amount of $0.15 per boe.

•      Interest expense for 2008 was $1.38 as compared to guidance of $1.50 due to lower short-term interest rates on the Trust’s floating rates debt.  In addition, with record cash flow levels posted, the Trust was able to cash fund a higher portion of capital expenditures in the year.

•      Capital expenditures exceeded guidance by $18.6 million due to additional expenditures and crown land purchases incurred in the Northern area during the fourth quarter of 2008.

2008 Annual Financial and Operational Results

Following is a discussion of ARC’s 2008 annual financial and operating results.

Financial Highlights

Table 4

(Cdn $ millions, except per unit and volume data)	2008	2007	% Change
Cash flow from operating activities	944.4	704.9	34
Cash flow from operating activities per unit (1)	4.37	3.35	30
Net income	533.0	495.3	8
Net income per unit (2)	2.50	2.39	5
Distributions per unit (3)	2.67	2.40	11
Distributions as a per cent of cash flow from operating activities	60	71	(15)
Average daily production (boe/d) (4)	65,126	62,723	4

(1)   Per unit amounts are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares at year-end.

(2)   Based on net income after non-controlling interest divided by weighted average trust units outstanding excluding trust units issuable for exchangeable shares.

(3)   Based on number of trust units outstanding at each cash distribution date.

(4)   Reported production amount is based on company interest before royalty burdens. Where applicable in this MD&A natural gas has been converted to barrels of oil equivalent (“boe”) based on 6 mcf: 1 bbl. The boe rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the well head. Use of boe in isolation may be misleading.

Net Income

Net income in 2008 was $533 million ($2.50 per unit), an increase of $37.7 million from $495.3 million ($2.39 per unit) in 2007.  While cash flow from operating activities increased $239.5 million in 2008 compared to the same period in

2007 (see Table 6 for details), there were several non-cash items that impacted the Trust’s net income in the current year as follows:

•      The Trust recorded a $68 million unrealized gain on risk management contracts, a $123.9 million increase compared to an unrealized loss of $55.9 million for the same period of 2007.  The unrealized gain was attributed to the sharp decline in commodity prices at year-end.

•      The Trust recorded an $88.5 million non-cash foreign exchange loss on its U.S. denominated debt as a result of the weakening of the Canadian dollar relative to the U.S. dollar during 2008 compared to a non-cash gain of $69.6 million in 2007.

•      The Trust recorded a non-cash provision for non-recoverable accounts receivable of $32 million in 2008 ($nil in 2007) due primarily to a provision of $30.6 million recorded for an account receivable from one counterparty that marketed a portion of the Trust’s production.  See section titled Provision for Non-recoverable Accounts Receivable for details.

•      The Trust recorded a $4.5 million future income tax recovery for 2008 compared to a $121.3 million recovery in 2007.  The 2007 future income tax recovery was attributed to a significant change in the Trust’s future tax rate that came into effect during the year as compared to a small rate change in 2008.

A measure of sustainability is the comparison of net income to distributions. Net income incorporates all costs including depletion expense and other non-cash expenses whereas cash flow from operating activities measures the cash generated in a given period before the cost of acquiring or replacing the associated reserves produced. Therefore, net income may be more representative of the profitability of the entity and thus a relevant measure against which to measure distributions to illustrate sustainability. As net income is sensitive to fluctuations in commodity prices and the impact of risk management contracts, currency fluctuations and other non-cash items, it is expected that there will be deviations between annual net income and distributions. Table 5 illustrates the annual shortfall of distributions to net income as a measure of long-term sustainability.

Table 5

Net income and Distributions ($ millions except per cent)	2008	2007	2006
Net income	533.0	495.3	460.1
Distributions	570.0	498.0	484.2
Excess (Shortfall)	(37.0)	(2.7)	(24.1)
Excess (Shortfall) as per cent of net income	(7)%	(1)%	(5)%
Cash flow from operating activities	944.4	704.9	734.0
Distributions as a per cent of cash flow from operating activities	60%	71%	66%

Cash Flow from Operating Activities

Cash flow from operating activities increased by 34 per cent in 2008 to $944.4 million from $704.9 million in 2007. The increase in 2008 cash flow from operating activities is detailed in Table 6.

Table 6

	($ millions)	($ per trust unit)	(% variance)
2007 Cash flow from Operating Activities	704.9	3.35	—
Volume variance	51.5	0.25	7
Price variance	403.3	1.91	57
Cash losses on risk management contracts	(89.8)	(0.43)	(13)
Royalties	(88.3)	(0.42)	(13)
Expenses:
Transportation	(2.6)	(0.01)	—
Operating (1)	(23.5)	(0.11)	(3)
Cash G&A	(14.2)	(0.07)	(2)
Interest	4.0	0.02	1
Realized foreign exchange loss	(0.7)	—	—
Weighted average trust units	—	(0.12)	—
Non-cash and other items (2)	(0.2)	—	—
2008 Cash flow from Operating Activities	944.4	4.37	—

(1)       Excludes non-cash portion of LTIP expense recorded in operating costs.

(2)       Includes the changes in non-cash working capital and expenditures on site restoration and reclamation.

2009 Cash Flow from Operating Activities Sensitivity

Table 7 illustrates sensitivities to pre-hedged operating income items with operational changes and changes to the business environment:

Table 7

Impact on Annual Cash flow from Operating Activities (2)
Business Environment	Assumption	Change	$/Unit
Oil price (US$WTI/bbl) (1)	$48.55	$1.00	$0.04
Natural gas price (Cdn $AECO/mcf) (1)	$5.95	$0.10	$0.02
Cdn$/US$exchange rate	1.27	$0.01	$0.02
Interest rate on debt	%	5.75%	1.0	$0.02
Operational
Liquids production volume (bbl/d)	31,500%	1.0	$0.03
Gas production volumes (mmcf/d)	195.0%	1.0	$0.02
Operating expenses per boe	$10.70%	1.0	$0.01
Cash G&A and LTIP expenses per boe	$2.65%	10.0	$0.03

(1)       Analysis does not include the effect of hedging contracts.

(2)       Assumes constant working capital.

Production

Production volumes averaged 65,126 boe per day in 2008 compared to 62,723 boe per day in 2007 as detailed in Table 8.  Late in the fourth quarter of 2007, the Trust brought on new production in both the Dawson and Pouce Coupe areas, achieving exit production of 65,000 boe per day in December 2007 and maintained that production level throughout the full year of 2008.

Table 8

Production	2008	2007	% Change
Light & medium crude oil (bbl/d)	27,239	27,366	—
Heavy oil (bbl/d)	1,274	1,316	(3)
Natural gas (mmcf/d)	196.5	180.1	9
NGL (bbl/d)	3,861	4,027	(4)
Total production (boe/d) (1)	65,126	62,723	4
% Natural gas production	50	48	4
% Crude oil and liquids production	50	52	(4)

(1)       Reported production for a period may include minor adjustments from previous production periods.

In 2008, oil production decreased slightly to 27,239 boe per day from 27,366 boe per day in 2007. Natural gas production was 196.5 mmcf per day in 2008, an increase of nine per cent from the 180.1 mmcf per day produced in 2007. The increased gas production was a result of the Trust’s active drilling program in the Dawson area and the completion of a third party operated gas plant.

The Trust’s objective is to maintain annual production through the drilling of wells and other development activities. In fulfilling this objective, there may be fluctuations in production depending on the timing of new wells coming on-stream. During 2008, the Trust drilled 232 gross wells (178 net wells) on operated properties; 138 gross oil wells, and 93 gross natural gas wells with a 99 per cent success rate.

The Trust expects that 2009 full year production will be approximately 64,000 to 65,000 boe per day and that 191 gross wells (171 net wells) will be drilled by ARC on operated properties with participation in an additional 112 gross wells to be drilled on the Trust’s non-operated properties. The Trust estimates that the 2009 drilling program will add sufficient production from new wells to offset production declines on existing properties. The planned capital expenditures will be continuously monitored in the context of the current economic environment and will be revised as required.

Table 9 summarizes the Trust’s production by core area:

Table 9

	2008				2007
Production	Total	Oil	Gas	NGL	Total	Oil	Gas	NGL
Core Area (1)	(boe/d)	(bbl/d)	(mmcf/d)	(bbl/d)	(boe/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Central AB	7,495	1,406	29.2	1,218	7,967	1,596	30.3	1,319
Northern AB & BC	22,469	5,318	93.7	1,534	19,797	5,773	74.8	1,552
Pembina & Redwater	13,707	9,495	19.7	936	13,703	9,474	19.2	1,034
S.E. AB & S.W. Sask.	9,701	985	52.2	11	10,040	1,044	53.9	10
S.E. Sask. & MB	11,754	11,309	1.7	162	11,216	10,795	1.9	112
Total	65,126	28,513	196.5	3,861	62,723	28,682	180.1	4,027

(1)       Provincial references: AB is Alberta, BC is British Columbia, Sask. is Saskatchewan, MB is Manitoba, S.E. is southeast and S.W. is southwest.

Revenue

Revenue increased to an historical high of $1.7 billion in 2008, $454.8 million higher than 2007 revenues of $1.3 billion. While oil volumes were relatively unchanged year over year, the increase in realized oil prices generated additional oil revenue of $258.3 million. Natural gas revenue increased by $173.4 million, comprising a $120.6 million increase due to higher prices realized in 2008 and a $52.8 million increase due to higher volumes produced in 2008.

A breakdown of revenue is outlined in Table 10:

Table 10

Revenue
($ millions)	2008	2007	% Change
Oil revenue	983.1	724.8	36
Natural gas revenue	616.8	443.4	39
NGL revenue	98.5	80.5	22
Total commodity revenue	1,698.4	1,248.7	36
Other revenue	8.0	2.9	176
Total revenue	1,706.4	1,251.6	36

Commodity Prices Prior to Hedging

Table 11

	2008	2007	% Change
Average Benchmark Prices
AECO gas ($/mcf) (1)	8.13	6.61	23
WTI oil (US$/bbl) (2)	99.66	72.37	38
Cdn$/ US$foreign exchange rate	1.05	1.06	(1)
WTI oil (Cdn$/bbl)	104.30	77.35	35
ARC Realized Prices Prior to Hedging
Oil ($/bbl)	94.20	69.24	36
Natural gas ($/mcf)	8.58	6.75	27
NGL ($/bbl)	69.71	54.79	27
Total commodity revenue before hedging ($/boe)	71.25	54.54	31
Other revenue ($/boe)	0.34	0.13	162
Total revenue before hedging ($/boe)	71.59	54.67	31

(1)       Represents the AECO monthly posting.

(2)       WTI represents West Texas Intermediate posting as denominated in US$.

Although oil prices achieved record highs throughout 2008, peaking in July at US$147.27 per barrel for WTI and averaging US$99.66 per barrel for the full year, the sharp decline in oil prices during the fourth quarter of 2008 has resulted in exit 2008 oil prices at their lowest level since 2002. The full impact of the price decline will not be realized until the first quarter of 2009.  The average Cdn$/US$ foreign exchange rate was 1.05 for the full year of 2008; however, a sharp decline in the fourth quarter resulted in the Canadian dollar closing at 1.22 per U.S. dollar on December 31, 2008. The negative correlation between the Canadian dollar and U.S. dollar denominated West Texas Intermediate oil prices should lessen the impact on the Trust of any future declines in the price of oil, however, crude oil prices have remained depressed in the early part of 2009 and investors should expect that revenues in 2009 will be significantly lower than those recorded in 2008.

The Trust’s oil production consists predominantly of light and medium crude oil while heavy oil accounts for less than five per cent of the Trust’s crude oil production.  The realized price for the Trust’s oil, before hedging, increased 36 per cent to $94.20 from $69.24 for the full year of 2007.

Alberta AECO Hub natural gas prices, which are commonly used as an industry reference, averaged $8.13 per mcf in 2008 compared to $6.61 per mcf in 2007. In 2008, ARC’s realized gas price, before hedging, increased by 27 per cent to $8.58 per mcf compared to $6.75 per mcf in 2007. ARC’s realized gas price is based on prices received at the various markets in which the Trust sells its natural gas. ARC’s natural gas sales portfolio consists of gas sales priced at the AECO monthly index, the AECO daily spot market, eastern and mid-west United States markets and a portion to aggregators.

Prior to hedging activities, ARC’s total realized commodity price was $71.59 per boe in 2008, a 31 per cent increase from the $54.67 per boe received prior to hedging in 2007.

Risk Management and Hedging Activities

ARC continues to maintain an ongoing risk management program to reduce the volatility of revenues in order to increase the certainty of distributions, protect acquisition economics, and fund capital expenditures. The risk management program was revised in 2005 to maintain a significant portion of upside price participation on production volumes.

Gain or loss on risk management contracts comprise realized and unrealized gains or losses on risk management contracts that do not meet the accounting definition requirements of an effective hedge, even though the Trust considers all risk management contracts to be effective economic hedges. Accordingly, gains and losses on such contracts are shown as a separate category in the statement of income.

Strong commodity prices throughout most of 2008 had a significant impact on the Trust’s revenue; however, these strong prices resulted in realized cash losses of $67.8 million and $11.4 million for the Trust’s oil and natural gas risk management contracts, respectively.

During 2008, the Trust recorded a $16.2 million realized cash gain due primarily to the unwinding of foreign exchange risk management contracts, which had locked in the foreign exchange rates on future principal debt repayments of US$127.2 million at an average rate of (1.02 Cdn$/US$).  Conversely, the Trust recorded a net cash loss of $12.7 million on its interest rate risk management contracts.  Included in this balance is a loss of $13.6 million related to treasury lock contracts that were unwound in the first quarter of 2008.

ARC’s 2008 results include an unrealized total mark-to-market gain of $68 million with a net unrealized mark-to-market gain position of $6.7 million as at December 31, 2008. The mark-to-market values represent the market price to buy-out the Trust’s contracts as of December 31, 2008 and may be different from what will eventually be realized.

Table 12 summarizes the total gain (loss) on risk management contracts for the year-over-year change as of the 2008 year-end:

Table 12

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Foreign Currency	Power	Interest	2008 Total	2007 Total
Realized cash gain (loss) on contracts (1)	(67.8)	(11.4)	16.2	—	(12.7)	(75.7)	14.1
Unrealized gain (loss) on contracts (2)	50.7	12.4	(2.6)	3.0	4.5	68.0	(55.9)
Total gain (loss) on risk management contracts	(17.1)	1.0	13.6	3.0	(8.2)	(7.7)	(41.8)

(1)       Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.

(2)       The unrealized (loss) gain on contracts represents the change in fair value of the contracts during the period.

The Trust currently limits the amount of forecast production that can be hedged to a maximum 50 per cent with the remaining 50 per cent of production being sold at market prices.  The following table is an indicative summary of the Trust’s positions for crude oil, natural gas and related foreign exchange for the next twelve months as at December 31, 2008.

Table 13

Hedge Positions
As at December 31, 2008 (1)(2)

	Q1 2009		Q2 2009		Q3 2009		Q4 2009
Crude Oil	US$ /bbl	bbl/day	US$ /bbl	bbl/day	US$ /bbl	bbl/day	US$ /bbl	bbl/day
Sold Call	—	—	—	—	—	—	—	—
Bought Put	55.00	2,500	55.00	2,500	55.00	2,500	55.00	2,500
Sold Put	40.00	2,500	40.00	2,500	40.00	2,500	40.00	2,500

Natural Gas	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day	Cdn$/GJ	GJ/day
Sold Call	10.76	62,202	8.00	20,000	8.00	20,000	8.00	20,000
Bought Put	8.17	62,202	6.50	20,000	6.50	20,000	6.50	20,000
Sold Put	4.50	20,000	4.50	20,000	4.50	20,000	4.50	20,000

(1)       The prices and volumes noted above represents averages for several contracts and the average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. The natural gas price shown translates all NYMEX positions to an AECO equivalent price.  In addition to positions shown here, ARC has entered into additional basis positions.

(2)       Please refer to note 13 in the Notes to the Consolidated Financial Statements for full details of the Trust’s hedging positions as of December 31, 2008.

Table 13 should be interpreted as follows using the first quarter 2009 natural gas hedges as an example. To accurately analyze the Trust’s hedge position, contracts need to be modeled separately as using average prices and volumes may be misleading.

•      If the market price is below $4.50, ARC will receive $8.17 less the difference between $4.50 and the market price on 20,000 GJ per day.  For example if the market price is $4.45, the Trust will receive $8.12 on 20,000 GJ per day.

•      If the market price is between $4.50 and $8.17, ARC will receive $8.17 on 62,202 GJ per day.

•      If the market price is between $8.17 and $10.76, ARC will receive the market price on 62,202 GJ per day.

•      If the market price exceeds $10.76, ARC will receive $10.76 on 62,202 GJ per day.

Operating Netbacks

The Trust’s operating netback, before realized hedging gains and losses, increased 37 per cent to $47.75 per boe in 2008 compared to $34.82 per boe in 2007. The increase in netbacks in 2008 is as a result of the significant increase in revenue per boe that was partially offset by increased costs for royalties, operating costs and transportation costs.

The Trust’s 2008 netback, after realized hedging gains and losses, decreased to $44.58 per boe as a result of losses recorded on the Trust’s crude oil and natural gas contracts during the year of $3.17 per boe compared to a small gain of $0.62 per boe recorded in 2007 that increased the 2007 netback to $35.44 per boe.

The components of operating netbacks are summarized in Table 14:

Table 14

Netbacks ($ per boe)	Crude Oil ($ /bbl)	Heavy Oil ($ /bbl)	Gas ($ /mcf)	NGL ($ /bbl)	2008 Total ($ /boe)	2007 Total ($ /boe)
Weighted average sales price	94.97	77.85	8.58	69.71	71.25	54.54
Other revenue	—	—	—	—	0.34	0.13
Total revenue	94.97	77.85	8.58	69.71	71.59	54.67
Royalties	(14.58)	(8.41)	(1.82)	(19.58)	(12.91)	(9.59)
Transportation	(0.14)	(1.17)	(0.24)	—	(0.80)	(0.72)
Operating costs (1)	(13.91)	(11.63)	(1.19)	(8.22)	(10.13)	(9.54)
Netback prior to hedging	66.34	56.64	5.33	41.91	47.75	34.82
Realized gain (loss) on risk management contracts	(7.03)	—	(0.16)	—	(3.17)	0.62
Netback after hedging	59.31	56.64	5.17	41.91	44.58	35.44

(1)       Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between oil, heavy oil, natural gas and natural gas liquids production.

Royalties as a percentage of pre-hedged commodity revenue net of transportation were relatively unchanged at 18.2 per cent ($12.91 per boe) in 2008 compared to 17.8 per cent ($9.59 per boe) in 2007. The Trust’s typical royalty rate has been approximately 18 per cent on a consolidated basis.  Going forward into 2009, the Trust expects to see more volatility in the royalty rates as a result of the Alberta Government’s New Royalty Framework. For additional information, see “Alberta Government New Royalty Framework”.

Operating costs increased to $10.13 per boe in 2008 compared to $9.54 per boe in 2007. Total operating costs increased $23.1 million, or 11 per cent in 2008. The increased costs were in line with guidance and reflect the additional costs associated with the approximately 300 new wells brought on stream during 2008. There is a high fixed operating cost component for the Trust’s properties resulting in a trend of increased operating costs on a per boe basis as the properties’ production declines over time. The Trust estimates that full year 2009 operating costs will be approximately $250 million or approximately $10.70 per boe based on annual production of approximately 64,000 to 65,000 boe per day.  This includes a six per cent increase for costs associated with new drills in 2009.

Alberta Government New Royalty Framework

On April 10, 2008, the Alberta Government announced revisions to the New Royalty Framework (“Framework” or “NRF”).  The Framework was legislated in November 2008 and took effect on January 1, 2009.

The revisions to the Framework include the following:

•      Increased royalty rates on conventional and non-conventional oil and natural gas production in Alberta whereby royalty rates may increase to maximum rates of 50 per cent;

•      Sliding scale royalty calculations based on a broader range of commodity prices whereby conventional oil and natural gas royalty rates may increase up to maximum prices of approximately Cdn$120 per barrel and Cdn$16 per GJ, respectively;

•      The elimination of royalty incentive and royalty holiday programs with the exception of specific programs relating to deep oil and natural gas drilling programs, innovative technology and enhanced recovery programs.

Subsequent to legislation of the NRF, the Alberta Government introduced the Transitional Royalty Plan (“TRP”) in response to the anticipated decrease in Alberta development activity resulting from the economic downturn and declining commodity prices.  The TRP offers reduced royalty rates for new wells drilled on or after November 19, 2008 that meet certain depth criteria.  The TRP is in place for a maximum period of five years to December 31, 2013; all wells will convert to the NRF on January 1, 2014.  The TRP is an “elective plan” whereby an election must be filed on an individual well basis to qualify for the TRP.  The Trust does not anticipate a significant benefit from the TRP in 2009 as the majority of the Trust’s wells converted to the NRF on January 1, 2009.

Approximately 65 per cent of the Trust’s production is in Alberta; consequently, the Framework will have a significant impact on the Trust’s Alberta and corporate royalty rates. The Trust has completed an assessment of the Framework and has estimated that the Trust’s average corporate royalty rate will change from approximately 18 per cent of revenue in 2008 to between 17 and 26 per cent of revenue in 2009 depending upon fluctuating commodity prices as illustrated in Table 15.

Table 15

Royalty Rates – New Royalty Framework

Edmonton posted oil (Cdn/$/bbl) (1)	$40	$60	$80	$100
AECO natural gas (Cdn$/GJ) (1)	$6	$6	$8	$10

Current Alberta royalty rate (2)	17.5%	17.5%	17.5%	17.5%
NRF Alberta royalty rate (3)	15.5%	20.0%	25.0%	29.0%
% increase (decrease) - Alberta royalty rate	(10)%	14%	43%	66%
Current Corporate royalty rate (2)	18.0%	18.0%	18.0%	18.0%
NRF Corporate royalty rate (3)	17.0%	20.0%	23.0%	26.0%
% increase (decrease) - Corporate royalty rate	(6)%	11%	28%	44%
Increase (decrease) in annual Corporate royalties ($Millions)	$(10.0)	$15.0	$60.0	$125.0
Decrease (increase) annual cash flow per unit	$(0.05)	$0.07	$0.27	$0.58

(1)       Canadian dollar denominated prices before quality differentials.

(2)       Current Alberta and Corporate royalty rates are consistent across all price scenarios as price ceilings have been exceeded under the current royalty regime whereby royalty rates change only marginally across the price scenarios presented.

(3)       Estimated royalty rates based on guidelines that are subject to interpretation. Royalty rate includes Crown, Freehold and Gross Override royalties for all jurisdictions in which the Trust operates.

Table 16 illustrates provincial royalty rates following implementation of the Framework in Alberta.  At low prices, royalty rates will be lower in Alberta, while at moderate to high prices royalty rates will be higher in Alberta than in the Trust’s other operating jurisdictions.  Approximately 65 per cent of production comes from Alberta, 22 per cent from Saskatchewan and 11 per cent from British Columbia and one per cent from Manitoba. The Trust will continue to evaluate projects on the basis of each province’s fiscal regime as well as technical merits and direct its future investment spending to the most economically favorable projects.

Table 16

Provincial Royalty Rates – New Royalty Framework

Edmonton posted oil (Cdn/$/bbl) (1)	$40	$60	$80	$100
AECO natural gas (Cdn$/GJ) (1)	$6	$6	$8	$10

Current Alberta royalty rate (2)	17.5%	17.5%	17.5%	17.5%
NRF Alberta royalty rate (3)	15.5%	20.0%	25.0%	29.0%
Saskatchewan royalty rate (2)	20.7%	20.7%	20.7%	20.7%
British Columbia royalty rate (2)	23.5%	23.5%	23.5%	23.5%
Manitoba royalty rate (2)	17.4%	17.4%	17.4%	17.4%

(1)       Canadian dollar denominated prices before quality differentials.

(2)       Royalty rate includes Crown, Freehold and Gross Override royalties for all jurisdictions in which the Trust operates.

As royalties under the new Framework are sensitive to both commodity prices and production levels, the estimated NRF Alberta and corporate royalty rates will fluctuate with commodity prices, well production rates, production decline of existing wells, and performance and location of new wells drilled.

The Trust completed an upgrade to its production accounting system in the fourth quarter of 2008 to accommodate royalty calculations and reporting requirements under the Framework effective January 1, 2009.

General and Administrative Expenses and Trust Unit Incentive Compensation

G&A net of overhead recoveries on operated properties increased seven per cent to $38.8 million in 2008 from $36.3 million in 2007. Increases in G&A expenses for 2008 were a result of increased staff costs based on a six per cent increase in the staff levels on average in 2008 due to higher levels of activity.

The Trust paid out $28.2 million under the Whole Trust Unit Incentive Plan (“Whole Unit Plan”) in 2008 compared to $12.7 million in 2007 ($21.3 million and $9.6 million of the payouts were allocated to G&A in 2008 and 2007, respectively, and the remainder to operating costs and property, plant and equipment).  The increase in payments during 2008 was a result of having two different performance unit grants vest during the year as compared to only one grant that vested in 2007.  The next cash payments under the Whole Unit Plan are scheduled to occur in March and September 2009.

Table 17 is a breakdown of G&A and trust unit incentive compensation expense:

Table 17

G&A and Trust Unit Incentive Compensation Expense ($ millions except per boe)	2008	2007	% Change
G&A expenses	55.6	52.7	6
Operating recoveries	(16.8)	(16.4)	2
Cash G&A expenses before Whole Unit Plan	38.8	36.3	7
Cash Expense – Whole Unit Plan	21.3	9.6	122
Cash G&A expenses including Whole Unit Plan	60.1	45.9	31
Accrued compensation - Whole Unit Plan	1.1	3.2	(66)
Total G&A and trust unit incentive compensation expense	61.2	49.1	25
Total G&A and trust unit incentive compensation expense per boe	2.57	2.15	20

A non-cash trust unit incentive compensation expense (“non-cash compensation expense”) of $1.1 million ($0.05 per boe) was recorded in 2008 compared to $3.2 million ($0.14 per boe) in 2007. This non-cash amount relates to estimated costs of the Whole Unit Plan to December 31, 2008.

Whole Unit Plan

In March 2004, the Board of Directors approved a new Whole Unit Plan to replace the Rights Plan for new awards granted subsequent to the first quarter of 2004. The new Whole Unit Plan results in employees, officers and directors (the “plan participants”) receiving cash compensation in relation to the value of a specified number of underlying units. The Whole Unit Plan consists of Restricted Trust Units (“RTUs”) for which the number of units is fixed and will vest over a period of three years and Performance Trust Units (“PTUs”) for which the number of units is variable and will vest at the end of three years.

Upon vesting, the plan participant is entitled to receive a cash payment based on the fair value of the underlying trust units plus accrued distributions. The cash compensation issued upon vesting of the PTUs is dependent upon the performance of the Trust compared to its peers and indicated by the performance multiplier. The performance multiplier is based on the percentile rank of the Trust’s total unitholder return compared to its peers. Total return is calculated as the sum of the change in the market price of the trust units in the period plus the amount of distributions in the period. The performance multiplier ranges from zero, if ARC’s performance ranks in the bottom quartile, to two for top quartile performance.

Table 18 shows the changes during the year of RTUs and PTUs outstanding:

Table 18

Whole Unit Plan (units in thousands and $ millions except per unit)	Number of RTUs	Number of PTUs	Total RTUs and PTUs
Balance, beginning of year	746	903	1,649
Granted in the year	403	352	755
Vested in the year	(347)	(252)	(599)
Forfeited in the year	(46)	(44)	(90)
Balance, end of year (1)	756	959	1,715
Estimated distributions to vesting date (2)	197	328	525
Estimated units upon vesting after distributions	953	1,287	2,240
Performance multiplier (3)	—	1.6	—
Estimated total units upon vesting	953	2,110	3,063
Trust unit price at December 31, 2008	$20.10	$20.10	$20.10
Estimated total value upon vesting	19.2	42.4	61.6

(1)                      Based on underlying units before performance multiplier and accrued distributions.

(2)                      Represents estimated additional units to be issued equivalent to estimated distributions accruing to vesting date.

(3)                      The performance multiplier only applies to PTUs and was estimated to be 1.6 at December 31, 2008 based on an average for all outstanding grants. The performance multiplier is assessed each period end based on actual results of the Trust relative to its peers.

The value associated with the RTUs and PTUs is expensed in the statement of income over the vesting period with the expense amount being determined by the trust unit price, the number of PTUs to be issued on vesting, and distributions. Therefore, the expense recorded in the statement of income fluctuates over time.

Table 19 is a summary of the range of future expected payments under the Whole Unit Plan based on variability of the performance multiplier:

Table 19

Value of Whole Unit Plan as at December 31, 2008	Performance multiplier
(units thousands and $ millions except per unit)	-	1.0	2.0
Estimated trust units to vest
RTUs	953	953	953
PTUs	—	1,287	2,575
Total units (1)	953	2,240	3,528
Trust unit price (2)	$20.10	$20.10	$20.10
Trust unit distributions per month (2)	$0.15	$0.15	$0.15
Value of Whole Unit Plan upon vesting (3)	$19.2	$45.0	$70.9
2009	9.0	16.1	23.3
2010	6.7	16.1	25.4
2011	3.5	12.8	22.2

(1)                    Includes additional estimated units to be issued for accrued distributions to vesting date.

(2)                    Values will fluctuate over the vesting period based on the volatility of the underlying trust unit price and distribution levels. Assumes a future trust unit price of $20.10 and $0.15 per trust unit distributions based on the unit price and distribution levels in place at December 31, 2008.  Subsequent to year-end, the distribution level decreased to $0.12 per trust unit.

(3)                    Upon vesting, a cash payment is made equivalent to the value of the underlying trust units. The payment is made on vesting dates in March and September of each year and at that time is reflected as a reduction of cash flow from operating activities.

Due to the variability in the future payments under the plan, the Trust estimates that between $19.2 million and $70.9 million will be paid out from 2009 through 2011 based on the current trust unit price, distribution levels and the Trust’s market performance relative to its peers.

Provision for Non-recoverable Accounts Receivable

The Trust recorded a provision for non-recoverable accounts receivable of $32 million ($23.9 million net of tax) in 2008 (nil in 2007).  In July 2008, SemCanada Crude (“SemCanada”), a counterparty that marketed a portion of the Trust’s production filed for protection under the Companies’ Creditors Arrangement Act (“CCAA”).  SemCanada’s parent company had continuously rated as investment grade credit by an external rating agency up until 10 days prior to filing for credit protection in the United States.  The Trust’s total exposure to SemCanada was $30.6 million.  Due to uncertainty surrounding the ultimate recoverable amount and expected timing of recovery, the Trust recorded a provision for the full SemCanada receivable of $30.6 million in 2008.  In addition, the Trust recorded a provision of $1.4 million for six additional counterparties that also filed for CCAA protection during 2008 or were experiencing financial distress.   The Trust’s allowance for doubtful accounts was $32 million as at December 31, 2008 (nil as at December 31, 2007).

Interest Expense

Interest expense decreased to $32.9 million in 2008 from $36.9 million in 2007 due to a decrease in short-term interest rates. As at December 31, 2008, the Trust had $901.6 million of debt outstanding, of which $259.6 million was fixed at a weighted average rate of 5.1 per cent and $642.2 million, including the working capital facility, was floating at current market rates plus a credit spread of 60 basis points. Fifty-five per cent (US $408.5 million) of the Trust’s debt is denominated in U.S. dollars.

Foreign Exchange Gains and Losses

The Trust recorded a loss of $89.4 million ($3.76 per boe) in 2008 on foreign exchange transactions compared to a gain of $69.4 million ($3.03 per boe) in 2007. These amounts include both realized and unrealized foreign exchange gains and losses.

Unrealized foreign exchange gains and losses are due to revaluation of U.S. denominated debt balances. The volatility of the Canadian dollar during the reporting period has a direct impact on the unrealized component of the foreign exchange gain or loss. The unrealized gain/loss impacts net income but does not impact cash flow from operating activities as it is a non-cash amount. From December 31, 2007 to December 31, 2008, the Cdn$/US$ exchange rate has increased from 1.01 to 1.22 creating an unrealized loss of $90.8 million on U.S. dollar denominated debt.

Realized foreign exchange gains or losses arise from U.S. denominated transactions such as interest payments, debt repayments and hedging settlements.  Included in the 2008 realized foreign exchange gain was a gain of $2.3 million relating, in part, to a repayment of US$6 million of debt in October 2008. The debt was issued in 2002 when the Cdn$/US$ foreign exchange rate was approximately 1.56 and strengthened considerably to 1.04 on repayment in 2008.

Taxes

In 2008, a future income tax recovery of $4.5 million was included in income compared to $121.3 million in 2007. The future income tax recovery in 2007 included the impact of a legislated reduction in the future corporate income tax rates in the fourth quarter of 2007 whereby the Trust’s expected future corporate income tax rate decreased from 29.4 per cent to 25.8 per cent after the rate reduction.  In 2008, the Trust’s expected future corporate income tax rate decreased marginally, creating a recovery of $4.5 million for the year.

At December 31, 2008, the Trust and the Trust’s subsidiaries had tax pools of approximately $2.1 billion. The tax pools consist of $1.8 billion of tangible and intangible capital assets, $86.9 million of non-capital loss carry-forwards that expire at various periods to 2026, and $213.1 million of other tax pools. Included in the above tax basis are the Trust’s tax pools of approximately $590.2 million.

On June 22, 2007, the federal legislation (Bill C-52) implementing the tax on publicly traded income trusts and limited partnerships (the “SIFT Rules”) received Royal Assent.  The SIFT Rules are not expected to effect the Trust until 2011 provided the Trust does not exceed the normal growth guidelines announced by the Department of Finance.  Subsequent to the Trust’s equity issuance that closed on February 6, 2009, the Trust may now increase its equity by approximately $5.1 billion between now and 2011 without exceeding the normal growth guidelines. The Trust does not anticipate that the normal growth guidelines will impair the Trust’s ability to annually replace or grow reserves in the next two years as the guidelines allow sufficient growth targets.

On February 26, 2008 the Minister of Finance announced as part of the federal budget that the provincial component of the tax on the Trust is to be calculated based on the general provincial rate in each province in which the Trust has a permanent establishment.  This is the same way a corporation would calculate its provincial tax rate, however it is different than the Provincial tax component included in the SIFT Rules, which currently provide for a deemed rate of 13 per cent.  At December 31, 2008 the Trust has used the deemed 13 per cent provincial rate to calculate its future income taxes as the proposed legislation had not been issued for calculating the provincial rate.  On February 1, 2009 the Minister of Finance tabled a Notice of Ways and Means that includes the proposed legislation for calculating the provincial tax rate.

On November 28, 2008 the Minister of Finance introduced legislation to facilitate the conversion of existing income trusts into corporations.  In general, the proposed legislation will permit a conversion to be tax deferred for both the unitholders and the income trust.  Due to Parliament being prorogued on December 4, 2008 this proposed legislation essentially expired.  On February 1, 2009 the Minister of Finance tabled a Notice of Ways and Means that includes the proposed legislation to facilitate the conversion of existing income trusts into corporations.

Management and the Board of Directors continue to review the impact of the SIFT Rules on our business strategy and while there has not been a decision as to ARC’s future direction at this time we are of the opinion that the conversion from a trust to a corporation may be the most logical and tax efficient alternative for ARC unitholders. ARC expects future technical interpretations and details will further clarify the legislation. Canadian investors who hold their units in a taxable account will be relatively indifferent on an after tax basis as to whether ARC is structured as a corporation or as a Trust in 2011.  However, Canadian tax deferred investors (those holding their Trust Units in a tax deferred vehicle such as an RRSP, RRIF or pension plan) and foreign investors will realize a lower return on distributions in 2011 due to the introduction of the SIFT Tax should ARC stay as a Trust and their inability to claim the dividend tax credit if ARC converts to a corporation.

The corporate income tax rate applicable to 2008 is 29.5 per cent, however the Trust and its subsidiaries did not pay any material cash income taxes for fiscal 2008. Due to the Trust’s structure, currently, both income tax and future tax liabilities are passed on to the unitholders by means of royalty payments made between ARC Resources and the Trust.

Depletion, Depreciation and Accretion of Asset Retirement Obligation

The depletion, depreciation and accretion (“DD&A”) rate decreased to $15.88 per boe in 2008 from $16.23 per boe in 2007. The lower DD&A rate was driven by an increase in the Trust’s proved reserves.

A breakdown of the DD&A rate is summarized in Table 20:

Table 20

DD&A Rate ($ millions except per boe amounts)	2008	2007	% Change
Depletion of oil & gas assets (1)	370.3	360.0	3
Accretion of asset retirement obligation (2)	9.3	11.5	(19)
Total DD&A	379.6	371.5	2
DD&A rate per boe	15.88	16.23	(2)

(1)                     Includes depletion of the capitalized portion of the asset retirement obligation that was capitalized to the PP&E balance and is being depleted over the life of the reserves.

(2)                     Represents the accretion expense on the asset retirement obligation during the year.

Goodwill

The goodwill balance of $157.6 million arose as a result of the acquisition of Star Oil and Gas in 2003. The goodwill balance was determined based on the excess of total consideration paid plus the future income tax liability less the fair value of the assets, for accounting purposes, acquired in the transaction.

Accounting standards require that the goodwill balance be assessed for impairment at least annually or more frequently if events or changes in circumstances indicate that the balance might be impaired. If such impairment exists, it would be charged to income in the period in which the impairment occurs. The Trust has determined that there was no goodwill impairment as of December 31, 2008.

Capital Expenditures and Net Acquisitions

Total capital expenditures, excluding acquisitions and dispositions, totaled $548.6 million in 2008 compared to $397.2 million in 2007. This amount was incurred on drilling and completions, geological, geophysical and facilities expenditures, and undeveloped land. The $122.4 million purchase of undeveloped land in 2008 increased the Trust’s land holdings to 534,416 net acres that will provide drilling opportunities and, if successful, incremental future production and reserves.

In addition to capital expenditures on development activities, the Trust completed net property acquisitions of $51 million in 2008 of which $48.6 million related to the acquisition of undeveloped land and is included in the net acres quoted above.

Proved plus probable oil and gas reserves increased 12 per cent to 321.7 million boe at year-end 2008 as a result of the Trust’s 2008 capital expenditure program.

A breakdown of capital expenditures and net acquisitions is shown in Table 21:

Table 21

Capital Expenditures ($ millions)	2008	2007	% Change
Geological and geophysical	27.1	14.9	82
Drilling and completions	305.4	229.5	33
Plant and facilities	90.4	72.1	25
Undeveloped land purchased at crown land sales	122.4	77.5	58
Other capital	3.3	3.2	3
Total capital expenditures before net acquisitions	548.6	397.2	38
Producing property acquisitions (1)	1.4	47.1	(97)
Undeveloped land property acquisitions	53.5	—	100
Producing property dispositions (1)	(0.2)	(4.6)	(96)
Undeveloped land property dispositions	(3.7)	—	100
Total capital expenditures and net acquisitions	599.6	439.7	36

(1)                      Value is net of post-closing adjustments.

Approximately 68 per cent of the $548.6 million capital program was financed with cash flow from operating activities in 2008 compared to 49 per cent in 2007. Property acquisitions were financed through debt and working capital.

Table 22

Source of Funding of Capital Expenditures and Net Acquisitions

($ millions)

	2008			2007
	Development Capital	Net Acquisitions	Total Expenditures	Development Capital	Net Acquisitions	Total Expenditures
Expenditures	548.6	51.0	599.6	397.2	42.5	439.7
Per cent funded by:
Cash flow from operating activities	68%	—	62%	49%	—	44%
Proceeds from DRIP and Rights Plan	23%	—	21%	28%	—	25%
Debt	9%	100%	17%	23%	100%	31%
	100%	100%	100%	100%	100%	100%

ARC announced a $450 million capital expenditure budget for 2009 funding a combination of annual production replacement and future growth development including the development of a 60 mmcf per day gas plant in the Dawson area to be operational in early 2010.  The Trust will continually monitor the capital expenditure program in the context of the current economic conditions and make any necessary modifications to the planned expenditures as required.

Long-Term Investment

During the second quarter of 2007, the Trust sold its investment in the shares of a private company that was involved in the acquisition of oil sands leases. The transaction closed on June 25, 2007. The Trust recorded a cash gain of $13.3 million with total proceeds of $33.3 million recorded as part of cash flow from investing activities. The investment in the shares of the private company was considered to be a related party transaction due to common directorships of the Trust, the private company and the manager of a private equity fund that held shares in the private company. In addition, certain directors and officers of the Trust had minor direct and indirect shareholdings in the private company.

Asset Retirement Obligation and Reclamation Fund

At December 31, 2008, the Trust recorded an Asset Retirement Obligation (“ARO”) of $141.5 million ($140 million at December 31, 2007) for future abandonment and reclamation of the Trust’s properties. The estimated ARO includes assumptions in respect of actual costs to abandon wells or reclaim the property as well as annual inflation factors in order to calculate the undiscounted total future liability. The undiscounted total future liability was unchanged at $1.3 billion at December 31, 2008 and 2007.  A significant portion of the costs are projected to be incurred in years 2049 to 2059.

Included in the December 31, 2008 ARO balance was a $4.6 million increase related to development activities in 2008 as well as minor changes in management’s estimate of the existing liabilities.  The ARO liability was also increased by $9.3 million for accretion expense in 2008 ($11.5 million in 2007) and was reduced by $12.4 million ($18.2 million in 2007) for actual abandonment expenditures incurred in 2008.

As a result of the Redwater acquisition in December 2005, the Trust set up a second reclamation fund (the “Redwater Fund”) in 2006 to fund future abandonment obligations attributed solely to the Redwater properties. The Trust makes annual contributions to the Redwater fund and may utilize the funds only for abandonment activities for the Redwater property. With the addition of the Redwater Fund, the Trust now maintains two reclamation funds that together held $28.2 million at December 31, 2008. Future contributions for the two funds will vary over time in order to provide for the total estimated future abandonment and reclamation costs that are to be incurred upon abandonment of the Trust’s properties.  Minimum contributions to the Redwater fund over the next 47 years will be approximately $91 million while the main fund has no minimum contribution requirements.

In total, ARC contributed $11.7 million cash to its reclamation funds in 2008 ($12.1 million in 2007) and earned interest of $1.2 million ($1.4 million in 2007) on the fund balances. The fund balances were reduced by $10.7 million for cash-funded abandonment expenditures in 2008 ($18.1 million in 2007).  Under the terms of the Trust’s investment policy, reclamation fund investments and excess cash can only be invested in Canadian or U.S. Government securities, investment grade corporate bonds, or investment grade short-term money market securities.

Capitalization, Financial Resources and Liquidity

A breakdown of the Trust’s capital structure is outlined in Table 23, as at December 31, 2008 and 2007:

Table 23

Capital Structure and Liquidity ($ millions except per cent and ratio amounts)	December 31, 2008	December 31, 2007
Net debt obligations (1)	961.9	752.7
Market value of trust units and exchangeable shares (2)	4,405.9	4,349.3
Total capitalization (3)	5,367.8	5,102.0
Net debt as a percentage of total capitalization	17.9%	14.8%
Net debt to annualized YTD cash flow from operating activities	1.0	1.1

(1)                      Net debt is a non-GAAP measure and is calculated as long-term debt plus current liabilities less the current assets as they appear on the Consolidated Balance Sheets.  Net debt excludes current unrealized amounts pertaining to risk management contracts and the current portion of future income taxes.

(2)                      Calculated using the total trust units outstanding at December 31 including the total number of trust units issuable for exchangeable shares at December 31 multiplied by the closing trust unit price of $20.10 and $20.40 for 2008 and 2007, respectively.

(3)                      Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

The Trust’s current credit facilities comprise US$212 million in senior secured notes currently outstanding, a Cdn$800 million syndicated bank credit facility, of which $640.1 million was outstanding at December 31, 2008 and a Cdn$25 million demand working capital facility, of which $2.1 million was outstanding at December 31, 2008.  On April 15, 2008 ARC extended the credit facility to April 2011 under the same terms.  The credit facility syndicate includes 11 domestic and international banks.  The Trust’s debt agreements contain a number of covenants all of which were met as at December 31, 2008; these agreements are available at www.SEDAR.com.  The major financial covenants are described below:

•                  Long-term debt and letters of credit not to exceed three times annualized net income before non-cash items and interest expense;

•                  Long-term debt, letters of credit, and subordinated debt not to exceed four times annualized net income before non-cash items and interest expense; and

•                  Long-term debt and letters of credit not to exceed 50 per cent of the book value of unitholders’ equity and long-term debt, letters of credit, and subordinated debt.

As at December 31, 2008 ARC has approximately $300 million of unused credit available: $160 million under its credit facility and the ability to issue an additional US$113 million (Cdn$140 million) of long-term notes under an agreement with one lender.  This option, which will expire in May 2009, unless renewed, would allow the Trust to issue long-term notes at a rate equal to the related U.S. treasuries corresponding to the term of the notes plus an appropriate credit risk adjustment at the time of issuance.

The $240 million of net proceeds from the equity offering that closed on February 6, 2009, were used to reduce outstanding indebtedness under the Trust’s credit facility (see Unitholders’ Equity).  This increased the Trust’s unused credit available to approximately $540 million including the option of issuing US$113 million (Cdn$140 million) of U.S. dollar long-term notes.

As a result of the weakened global economic situation, the Trust along with all other oil and gas entities will have restricted access to capital and increased borrowing costs.   Although the Trust’s business and asset base have not changed, the lending capacity of all financial institutions has been diminished and risk premiums have increased.  These issues will impact the Trust as it reviews financing alternatives for the 2009 capital program, assesses potential future acquisition opportunities and manages future cash flow decremented by lower commodity prices and higher borrowing costs.  The Trust intends to finance its 2009 capital program with cash flow, existing credit facilities, proceeds from the DRIP, potential asset dispositions and new borrowings or equity if necessary. Beyond that, the Trust may need to access additional capital and/or curtail capital expenditure plans and if so, will execute the most cost effective and efficient means of financing its ongoing operations.

Unitholders’ Equity

At December 31, 2008, there were 219.2 million trust units issued and issuable for exchangeable shares, an increase of six million trust units from December 31, 2007. The increase in number of trust units outstanding is mainly attributable to the 5.4 million trust units issued pursuant to the DRIP during 2008 at an average price of $22.61 per unit.

During 2008, the Trust issued 0.2 million trust units under the Trust Unit Incentive Rights Plan (“the Rights Plan” for total proceeds of $4.2 million.  At December 31, 2008 there were no rights outstanding as all rights issued under the plan have been exercised or cancelled.

Unitholders electing to reinvest distributions or make optional cash payments to acquire trust units from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions. During 2008, the Trust raised proceeds of $123.2 million and issued 5.4 million trust units pursuant to the DRIP.

On January 21, 2009 the Trust announced that it entered into an agreement, on a bought deal basis, with a syndicate of underwriters for an offering of 13.5 million trust units at $16.35 per trust unit, for gross proceeds of $220 million as well as an over-allotment option to purchase, on the same terms and conditions, up to an additional two million trust units. This option was exercised, in whole prior to closing of the offering on February 6, 2009. The gross proceeds raised under this offering were $253 million and proceeds net of underwriter and transaction fees were approximately $240 million.  The proceeds were used to reduce outstanding indebtedness under the Trust’s credit facility.

Distributions

ARC declared distributions of $570 million ($2.67 per unit), representing 60 per cent of 2008 cash flow from operating activities compared to distributions of $498 million ($2.40 per unit) representing 71 per cent of cash flow from operating activities in 2007.

As a result of the volatility of oil prices throughout 2008, the Trust made several changes to the monthly distribution levels declared and paid to unitholders.  During the first seven months of 2008, oil prices soared to record high amounts causing the Trust to increase monthly distributions to $0.28 per unit in order to meet the Trust’s objective of transferring tax liabilities to unitholders and minimizing taxes paid by the Trust.  In the third quarter of 2008, oil prices decreased significantly causing the Trust to reduce distributions to $0.15 per unit.  Subsequent to year-end, the Trust further decreased distributions to $0.12 per unit in light of the continued weak commodity price environment.

The following items may be deducted from cash flow from operating activities to arrive at distributions to unitholders:

•                       The portion of capital expenditures that are funded with cash flow from operating activities. In 2008, the Trust withheld 40 per cent of 2008 cash flow from operating activities to fund 68 per cent of the capital program excluding acquisitions and to make contributions to the reclamation funds. The remaining portion of capital expenditures was financed by proceeds from the DRIP program and debt.

•                       An annual contribution to the reclamation funds, with $12.9 million being contributed in 2008 including interest earned on the fund balances. The reclamation funds are segregated bank accounts or subsidiary trusts and the balances will be drawn on in future periods as the Trust incurs abandonment and reclamation costs over the life of its properties.

•                       Debt principal repayments from time to time as determined by the board of directors. The Trust’s current debt level is well within the covenants specified in the debt agreements and, accordingly, there are no current mandatory requirements for repayment. Refer to the “Capital Structure and Liquidity” section of this MD&A for a detailed review of the debt covenants.

•                       Income taxes that are not passed on to unitholders. The Trust has a liability for future income taxes due to the excess of book value over the tax basis of the assets of the Trust and its corporate subsidiaries. The Trust currently, and up until January 1, 2011, may minimize or eliminate cash income taxes in corporate subsidiaries by maximizing deductions, however in future periods there may be cash income taxes if deductions are not sufficient to eliminate taxable income.  Taxability of the Trust is currently passed on to unitholders in the form of taxable distributions whereby corporate income taxes are eliminated at the Trust level. The Trust taxation legislation, which will take effect in 2011, will result in taxes payable at the Trust level and therefore distributions to unitholders will decrease.

•                       Working capital requirements as determined by the board of directors. Certain working capital amounts may be deducted from cash flow from operating activities, however such amounts would be minimal and the Trust does not anticipate any such deductions in the foreseeable future.

•                       The Trust has certain obligations for future payments relative to employee long-term incentive compensation. Presently, the Trust estimates that $19.2 million to $61.6 million will be paid out pursuant to such commitments in 2008 through 2010 subject to vesting provisions and future performance of the Trust. These amounts will reduce cash flow from operating activities and may in turn reduce distributions in future periods.

Cash flow from operating activities and distributions in total and per unit are summarized in Table 24:

Table 24

Cash flow from operating activities and distributions	2008	2007	% Change	2008	2007	% Change
	($ millions)			($ per unit)
Cash flow from operating activities	944.4	704.9	34	4.37	3.35	30
Net reclamation fund (contributions) withdrawals (1)	(2.2)	4.7	(147)	(0.01)	0.02	(150)
Capital expenditures funded with cash flow from operating activities	(372.2)	(211.6)	76	(1.72)	(1.01)	70
Other (2)	—	—	—	0.03	0.04	(25)
Distributions	570.0	498.0	14	2.67	2.40	12

(1)                      Includes interest income earned on the reclamation fund balances that is retained in the reclamation funds.

(2)                      Other represents the difference due to distributions paid being based on actual trust units outstanding at each distribution date whereas per unit cash flow from operating activities, reclamation fund contributions and capital expenditures funded with cash flow from operated activities are based on weighted average outstanding trust units in the year plus trust units issuable for exchangeable shares at year-end.

The Trust continually assesses distribution levels, in light of commodity prices and production volumes, to ensure that distributions are in line with the long-term strategy and objectives of the Trust as per the following guidelines:

•  To maintain a level of distributions that, in normal times, in the opinion of Management and the Board of Directors, is sustainable for a minimum period of six months after factoring in the impact of current commodity prices on cash flows.  The Trust’s objective is to normalize the effect of volatility of commodity prices rather than to pass on that volatility to unitholders in the form of fluctuating monthly distributions.

•  To ensure that the Trust’s financial flexibility is maintained by a review of the Trust’s debt to equity and debt to cash flow from operating activities levels.  The use of cash flow from operating activities and proceeds from equity offerings to fund capital development activities reduces the requirements of the Trust to use debt to finance these expenditures. In 2008 the Trust funded 68 per cent of capital development activities with a portion of cash flow from operating activities. Distributions and the actual amount of cash flows withheld to fund the Trust’s capital expenditure program is dependent on the commodity price environment and is subject to the approval and discretion of the Board of Directors.

The actual amount of future monthly distributions is proposed by management and is subject to the approval and discretion of the Board of Directors. The Board reviews future distributions in conjunction with their review of quarterly financial and operating results.

Monthly distributions for the first quarter of 2009 have been set at $0.12 per unit subject to monthly review based on commodity price fluctuations. Revisions, if any, to the monthly distribution are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices at that time.

Historical Distributions by Calendar Year

Table 25 presents distributions paid and payable for each calendar period.

Table 25

Calendar Year	Distributions	Taxable Portion	Return of Capital
2009 YTD (2)	0.12	0.12	—
2008	2.67	2.62	0.05
2007	2.40	2.32	0.08
2006(1)	2.60	2.55	0.05
2005	1.94	1.90	0.04
2004	1.80	1.69	0.11
2003	1.78	1.51	0.27
2002	1.58	1.07	0.51
2001	2.41	1.64	0.77
2000	1.86	0.84	1.02
1999	1.25	0.26	0.99
1998	1.20	0.12	1.08
1997	1.40	0.31	1.09
1996	0.81	—	0.81
Cumulative	$23.82	$16.95	$6.87

(1)                      Based on distributions paid and payable in 2006.

(2)                      Based on distributions declared at January 31, 2008 and estimated taxable portion of 2008 distributions of 98 per cent.

Please refer to the Trust’s website at www.arcenergytrust.com for details on 2008 monthly distributions and distribution dates for 2009.

Taxation of Distributions

Distributions comprise a return of capital portion (tax deferred) and a return on capital portion (taxable). The return of capital component reduces the cost basis of the trust units held. For 2008, distributions declared in the calendar year will be 98 per cent return on capital or $2.62 per unit for the year (taxable) and two per cent return of capital or $0.05 per unit for the year (tax deferred). For a more detailed breakdown, please visit our website at www.arcenergytrust.com.

Environmental Legislation Impacting the Trust

On July 8, 2008 the Alberta government announced two new funds totaling $4 billion to reduce greenhouse gas emissions. The province will create a $2 billion fund to advance carbon capture and storage projects while a second $2 billion fund will propel energy-saving public transit in Alberta.  The Trust is actively working to understand how the carbon capture funds will be allocated as it may allow the Trust access to additional funding for its ongoing carbon capture and storage projects at Redwater and may increase the possibility of achieving commercial viability of the CO2 injection program if proper infrastructure is put in place to capture and deliver CO2 to the Redwater area.

On February 19, 2008 the British Columbia government introduced a consumer-based carbon tax.  Effective July 1, 2008, ARC is required to pay tax on all fuel used in the course of operations in that province.  Since July 1, 2008, the Trust paid approximately $0.1 million of carbon tax to the BC Government.

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, and lease rental obligations and employee agreements. These obligations are of a recurring and consistent nature and impact the Trust’s cash flows in an ongoing manner. The Trust also has contractual obligations and commitments that are of a less routine nature as disclosed in Table 26.

Table 26

	Payments Due by Period
($ millions)	2009	2010-2011	2012-2013	Thereafter	Total
Debt repayments (1)	22.2	696.0	79.1	104.5	901.8
Interest payments (2)	12.8	22.2	15.4	10.0	60.4
Reclamation fund contributions (3)	5.2	9.5	8.3	67.9	90.9
Purchase commitments	13.0	15.4	5.0	4.9	38.3
Transportation commitments (4)	—	14.9	21.9	21.0	57.8
Operating leases	7.0	9.8	14.3	81.8	112.9
Risk management contract premiums (5)	19.3	—	—	—	19.3
Total contractual obligations	79.5	767.8	144.0	290.1	1,281.4

(1)                      Long-term and short-term debt, excluding interest.

(2)                      Fixed interest payments on senior secured notes.

(3)                      Contribution commitments to a restricted reclamation fund associated with the Redwater property.

(4)                      Fixed payments for transporting production from the Dawson gas plant, expected to be operational in early 2010.

(5)                      Fixed premiums to be paid in future periods on certain commodity risk management contracts.

The above noted risk management contract premiums are part of the Trust’s commitments related to its risk management program. In addition to the above premiums, the Trust has commitments related to its risk management program. As the premiums are part of the underlying risk management contract, they have been recorded at fair market value at December 31, 2008 on the balance sheet as part of risk management contracts.

The Trust enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that the Trust has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital in a future period. The Trust’s 2009 capital budget has been approved by the Board at $450 million. This commitment has not been disclosed in the commitment table (Table 26) as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.

The 2009 capital budget of $450 million includes $11 million for leasehold development costs related to the Trust’s new office space in downtown Calgary. These costs will be incurred throughout 2009 with additional costs to be incurred in 2010.  The operating lease commitments for the new space begin in the first quarter of 2010 and are included in Table 26.

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust’s financial position or results of operations and therefore the commitment table (Table 26) does not include any commitments for outstanding litigation and claims.

The Trust has certain sales contracts with aggregators whereby the price received by the Trust is dependent upon the contracts entered into by the aggregator. This commitment has not been disclosed in the commitment table (Table 26) as it is of a routine nature and is part of normal course of operations.

Off Balance Sheet Arrangements

The Trust has certain lease agreements, all of which are reflected in the Contractual Obligations and Commitments table (Table 26), which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2008.

Fourth Quarter Financial and Operational Results

Strong operational results in the fourth quarter resulted in $209.5 million of cash flow from operating activities despite volatile commodity prices and the global economic slow down during the fourth quarter.  The Trust successfully executed a $169.4 million capital development program that contributed to quarterly average production of 65,313 boe per day. The Trust’s distributions were 61 per cent of cash flow from operating activities. The remaining 39 per cent was used to fund $110.1 million of the fourth quarter capital development program and make contributions to the reclamation funds. The fourth quarter was an active one for the Trust with the drilling of 86 gross wells on operated properties.  In total 52 natural gas wells and 33 oil wells were drilled with a 99 per cent success rate.

•                  As a result of the sharp decline in commodity prices during the quarter, the Trust decreased monthly distributions to $0.15 in an effort to preserve the Trust’s cash available to fund future capital programs. Total revenue decreased by $184.9 million in the fourth quarter of 2008 as compared to the third quarter of 2008 despite recording slightly higher production in the fourth quarter. The weak commodity price environment has continued into 2009 and as a result, the Trust decreased monthly distributions further to $0.12 per unit in order to provide flexibility for financing the Trust’s growth development in the Montney in 2009.

•                  The Trust’s fourth quarter production was 65,313 boe per day in 2008, an increase of 1,324 boe per day from the fourth quarter of 2007 where production was 63,989. The increased production is attributable, in large part, to the development in the Dawson area in northeastern British Columbia.

•                  The Trust spent $197 million on capital expenditures and net acquisitions in the fourth quarter in 2008 compared to $144.3 million in 2007. The Trust had a very active fourth quarter with the drilling of 86 gross wells (52 net wells) on operated properties with a 99 per cent success rate. The Trust expanded its inventory of undeveloped land acreage with the purchase of $38.8 million of land in the fourth quarter. The land acquired was in core areas where the Trust has identified strategic development opportunities.

•                  The fourth quarter netback before hedging decreased 18 per cent to $29.97 per boe in 2008 as compared to $36.63 for the same period of 2007. The lower netback is largely attributed to the Trust’s realized oil price that decreased by 27 per cent in the fourth quarter of 2008 when compared to the same period in 2007.

•                 Cash G&A expenses in the fourth quarter of 2008 increased to $2.93 per boe as compared to $1.96 for the same period in 2007. The majority of the increase is attributable to a larger whole unit plan payment made in October of 2008 that included PTUs granted in 2005. The 2007 October payment was only RTUs as no PTUs were issued in October of 2004.

Table 27

Fourth Quarter Financial and Operational Highlights
(Cdn$ millions except per unit and per cent)	Q4 2008	Q4 2007	% Change
Production (boe/d)	65,313	63,989	2
Cash flow from operating activities	209.4	173.7	21
Per unit	$0.96	$0.82	17
Distributions	127.2	125.8	1
Per unit	$0.58	$0.60	(3)
Per cent of cash flow from operating activities	61	72	(15)
Net income	82.7	106.3	(22)
Per unit	$0.38	$0.51	(25)
Prices
WTI (US$/bbl)	58.75	90.63	(35)
Cdn$/US$ exchange rate	1.21	1.02	19
Realized oil price (Cdn $/bbl)	56.26	77.53	(27)
AECO gas monthly index (Cdn $/mcf)	6.79	6.00	13
Realized gas price (Cdn $/mcf)	7.48	6.32	18
Operating netback ($/boe)
Revenue, before hedging	50.06	57.42	(13)
Royalties	(9.14)	(10.46)	(13)
Transportation	(0.86)	(0.69)	25
Operating costs	(10.09)	(9.64)	5
Netback (before hedging)	29.97	36.63	(18)
Cash hedging gain (loss)	2.38	(0.20)	1,290
Netback (after hedging)	$32.35	$36.43	(11)
Capital expenditures	169.4	139.3	22
Capital funded with cash flow from operating activities (per cent)	65	32	103

Critical Accounting Estimates

The Trust has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

The Trust’s financial and operating results incorporate certain estimates including:

•                  estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

•                  estimated capital expenditures on projects that are in progress;

•                  estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future;

•                  estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;

•                  estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and

•                  estimated future recoverable value of property, plant and equipment and goodwill.

The Trust has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The ARC leadership team’s mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with the Trust’s environmental, health and safety policies.

Assessment of Business Risks

The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with the Trust’s business that can impact the financial results as follows:

VOLATILITY OF OIL AND NATURAL GAS PRICES

The Trust’s operational results and financial condition, and therefore the amount of distributions paid to the unitholders and the amount of capital expenditures will be dependent on the prices received for oil and natural gas production.  Oil and natural gas prices have recently declined precipitously and monthly distributions that reached a high point of $0.28 per unit in August of 2008 declined to $0.15 per unit at December 31, 2008.  Current distributions are $0.12 per unit and continued low oil and natural gas prices or further declines in oil and natural gas prices will result in further declines in, or elimination of, such distributions. Oil and natural gas prices are determined by economic and in some circumstances political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions impact prices. Any movement in oil and natural gas prices will also have an effect on the Trust’s financial condition and the Trust’s ability to continue with its capital expenditure program.  ARC may manage the risk associated with changes in commodity prices by entering into oil or natural gas price derivative contracts. If ARC engages in activities to manage its commodity price exposure, the Trust may forego the benefits it would otherwise experience if commodity prices were to increase. In addition, commodity derivative contracts activities could expose ARC to losses. To the extent that ARC engages in risk management activities related to commodity prices, it will be subject to credit risks associated with counterparties with which it contracts.

CAPITAL MARKETS

As a result of the weakened global economic situation, the Trust along with all other oil and gas entities will have restricted access to capital and increased borrowing costs. Although the Trust’s business and asset base have not changed, the lending capacity of all financial institutions has diminished and risk premiums have increased. As future capital expenditures will be financed out of cash generated from operations, borrowings and possible future equity sales, the Trust’s ability to do so is dependent on, among other factors, the overall state of capital markets and investor appetite for investments in the energy industry and the Trust’s securities in particular. To the extent that external sources of capital become limited or unavailable or available on onerous terms, the Trust’s ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition, results of operations and distributions may be materially and adversely affected as a result.

Based on current funds available and expected cash from operations, the Trust believes it has sufficient funds available to fund its projected capital expenditures in 2009. However, if cash flow from operations is lower than expected or capital costs for these projects exceed current estimates, or if the Trust incurs major unanticipated expenses related to development or maintenance of its existing properties, it may be required to seek additional capital to maintain its capital expenditures at planned levels. Failure to obtain any financing necessary for the Trust’s capital expenditure plans may result in a delay in development of production on the Trust’s properties or a decrease in distributions.

REFINANCING AND DEBT SERVICE

The Trust currently has an $800 million syndicated credit facility with eleven banks.  In normal circumstances, borrowers such as ARC rely on the fact that the banks will honor their contractual commitments to fund draws as required.  In today’s economic environment there is a risk that one or more of the banks included in the Trust’s syndicate may not honor draws requested by the Trust.   At the option of the Trust, the lenders will review the credit facility each year and determine if they will extend for another year. In the event that the facility is not extended before April 11, 2011, indebtedness under the facility will become repayable at that date. There is also a risk that the credit facility will not be renewed for the same amount or on the same terms. Any of these events could affect the Trust’s ability to fund ongoing operations. The Trust currently has US$212 million of U.S. denominated long-term debt outstanding which requires principal repayments starting in April 2009 and continuing until December 2017. The Trust intends to fund these debt maturities with existing credit facilities. In the event the Trust is unable to refinance its debt obligations it may impact the Trust’s ability to fund its ongoing operations and distribute cash.

The Trust is required to comply with covenants under the credit facility. In the event that the Trust does not comply with covenants under the credit facility, the Trust’s access to capital could be restricted or repayment could be required. The Trust routinely reviews the covenants based on actual and forecast results and has the ability to make changes to its development plans and/or distribution policy to comply with covenants under the credit facility. The lenders have security interests over substantially all of the assets of ARC. If ARC becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lender may foreclose onsuch assets of ARC or sell the working interests.

At December 31, 2008, the Trust had approximately $160 million of unused credit available under its bank credit facility as well as the ability to issue an additional US$113 million of long-term notes under an agreement with one lender. This option, which will expire in May 2009 unless it is renewed, would allow the Trust to issue long-term notes at a rate equal to the related U.S. treasuries corresponding to the term of notes plus an appropriate credit spread adjustment at the time of issuance.

Amounts paid in respect of interest and principal on debt may reduce distributions to unitholders. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of distributions to unitholders. Certain covenants of the agreements with ARC’s lenders may also limit distributions to unitholders. Although ARC believes the credit facilities will be sufficient for the Trust’s immediate requirements, there can be no assurance that the amount will be adequate for the future financial obligations of the Trust or that additional funds will be able to be obtained.

COUNTERPARTY RISK

ARC assumes customer credit risk associated with oil and gas sales, financial hedging transactions and joint venture participants.  In the event that the Trust’s counterparties default on payments to the Trust, the cash flows of the Trust will be impacted and distributions paid to unitholders may be impacted.  The Trust has established credit policies and controls designed to mitigate the risk of default or non-payment with respect to oil and gas sales, financial hedging transactions and joint venture participants. A diversified sales customer base is maintained and exposure to individual entities is reviewed on a regular basis.

VARIATIONS IN INTEREST RATES AND FOREIGN EXCHANGE RATES

Variations in interest rates could result in an increase in the amount the Trust pays to service debt, resulting in a decrease in distributions to unitholders. World oil prices are quoted in U.S. dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. A material increase in the value of the Canadian dollar may negatively impact the Trust’s net production revenue. Over the last two years, the Canadian dollar has experienced significant volatility, impacting the amount of Canadian dollars received by the Trust for its production. Continued volatility in the Canadian dollar may affect future distributions. ARC may initiate certain derivative contracts to attempt to mitigate these risks. To the extent that ARC engages in risk management activities related to foreign exchange rates, it will be subject to credit risk associated with counterparties with which it contracts. The increase in the exchange rate for the Canadian dollar and future Canadian/U.S. exchange rates may impact future distributions to the unitholders and the future value of the Trust’s reserves as determined by independent evaluators.

RESERVES ESTIMATES

The reserves and recovery information contained in ARC’s independent reserves evaluation is only an estimate. The actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by the independent reserves evaluator. The reserves report was prepared using certain commodity price assumptions. If lower prices for crude oil, natural gas liquids and natural gas are realized by the Trust and substituted for the price assumptions utilized in those reserves reports, the present value of estimated future net cash flows for the Trust’s reserves as well as the amount of the Trust’s reserves would be reduced and the reduction could be significant, particularly based on the constant price case assumptions.

DEPLETION OF RESERVES AND MAINTENANCE OF DISTRIBUTION

ARC’s future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on ARC’s success in exploiting its reserves base and acquiring additional reserves. Without reserves additions through acquisition or development activities, the Trust’s reserves and production will decline over time as the oil and natural gas reserves are produced out.

There can be no assurance that the Trust will make sufficient capital expenditures to maintain production at current levels; nor as a consequence, that the amount of distributions by the Trust to unitholders can be maintained at current levels.

There can be no assurance that ARC will be successful in developing or acquiring additional reserves on terms that meet the Trust’s investment objectives.

CHANGES IN INCOME TAX LEGISLATION

Income tax laws, or other laws, or provincial royalty programs relating to the oil and gas industry may in the future be changed or interpreted in a manner that adversely affects the Trust or its unitholders.  Tax authorities having jurisdiction over the Trust or unitholders may disagree with how the Trust calculates its income for tax purposes or how we calculate payment of crown royalties or could change administrative practices to the detriment of the Trust and its unitholders.

On October 31, 2006, the Finance Minister announced the federal government’s plan regarding the taxation of Income Trusts. Currently, distributions paid to unitholders, other than returns of capital, are claimed as a deduction by the Trust in arriving at taxable income whereby tax is eliminated at the Trust level and is paid by the unitholders. The Trust tax legislation which received Royal Assent on June 22, 2007, will result in a two-tiered tax structure whereby distributions would first be subject to the federal corporate income tax rate plus a deemed Provincial income tax at the Trust level commencing in 2011 (or earlier, if trusts that were publicly traded as of October 31, 2006 exceed the normal growth guidelines announced by the Minister on December 15, 2006).  On February 26, 2008 the Minister of Finance announced as part of the federal budget that the provincial component of the tax on the Trust is to be calculated based on the general provincial rate in each province in which the Trust has a permanent establishment.  This is the same way a corporation would calculate its provincial tax rate, however it is different than the Provincial tax component included in the SIFT Rules, which currently provide for a deemed rate of 13 per cent.  At December 31, 2008 the Trust has used the deemed 13 per cent provincial rate to calculate its future income taxes as the proposed legislation had not been issued for calculating the provincial rate.  On February 1, 2009 the Minister of Finance tabled a Notice of Ways and Means that includes the proposed legislation for calculating the provincial tax rate.

Management and the Board of Directors continue to review the impact of this tax on our business strategy and while there has not been a decision as to ARC’s future direction at this time we are of the opinion that the conversion from a trust to a corporation may be the most logical and tax efficient alternative for ARC unitholders. We expect future technical interpretations and details will further clarify the legislation. Canadian investors who hold their units in a taxable account will be relatively indifferent on an after tax basis as to whether ARC is structured as a corporation or as a Trust in 2011.  However, Canadian tax deferred investors (those holding their Trust Units in a tax deferred vehicle such as an RRSP, RRIF or pension plan) and foreign investors will realize a lower return on distributions in 2011 due to the introduction of the SIFT Tax should ARC stay as a Trust and their inability to claim the dividend tax credit if ARC converts to a corporation.

NEW ROYALTY FRAMEWORK

The Alberta Government’s “New Royalty Framework’ (“NRF”) took effect on January 1, 2009.  The new framework will impact the Alberta Crown Royalties on all of the Trust’s oil and natural gas production in Alberta.  As royalties under the new Framework are sensitive to both commodity prices and production levels, the estimated NRF Alberta and corporate royalty rates will fluctuate with commodity prices, well production rates, production decline of existing wells, and performance and location of new wells drilled.  The fluctuations in royalty rates will impact the cash flows of the Trust and may impact the amount of distributions paid to unitholders.    A detailed analysis of the potential impact of the NRF is included in Tables 15 and 16 of the MD&A.

ACQUISITIONS

The price paid for acquisitions is based on engineering and economic estimates of the potential reserves made by independent engineers modified to reflect the technical views of management. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil, natural gas, natural gas liquids and sulphur, future prices of oil, natural gas, natural gas liquids and sulphur and operating costs, future capital expenditures and royalties and other government levies that will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the operators of the working interests, management and the Trust. In particular, changes in the prices of and markets for oil, natural gas, natural gas liquids and sulphur from those anticipated at the time of making such assessments will affect the amount of future distributions and as such the value of the units. In addition, all such estimates involve a measure of geological and engineering uncertainty that could result in lower production and reserves than attributed to the working interests. Actual reserves could vary materially from these estimates. Consequently, the reserves acquired may be less than expected, which could adversely impact cash flows and distributions to unitholders.

ENVIRONMENTAL CONCERNS AND IMPACT ON ENHANCED OIL RECOVERY PROJECTS

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of ARC or its working interests. Such legislation may be changed to impose higher standards and potentially more costly obligations on ARC.   Furthermore, management believes the federal political parties, appear to favor new programs for environmental laws and regulation, particularly in relation to the reduction of emissions, and there is no assurance that any such programs, laws or regulations, if proposed and enacted, will not contain emission reduction targets which ARC cannot meet, and financial penalties or charges could be incurred as a result of the failure to meet such targets.  In particular there is uncertainty regarding the Federal Government’s Regulatory Framework for Air Emissions (“Framework”), as issued under the Canadian Environmental Protection Act.

Additionally, the potential impact on the Trust’s operations and business of the Framework, with respect to instituting reductions of greenhouse gases, is not possible to quantify at this time as specific measures for meeting Canada’s commitments have not been developed. Currently, companies are permitted to emit CO2 into the atmosphere with no requirement to capture and re-inject the emissions. In order for the Trust to carry out its enhanced oil recovery program it is necessary to obtain CO2 at a cost effective rate. Given that companies are not forced to capture their emissions, the infrastructure has not been put in place to facilitate this process. Without any additional provisions from the government, the economic parameters of the Trust’s enhanced oil recovery programs would be limited.

Although ARC has established a reclamation fund for the purpose of funding its future environmental and reclamation obligations based on current estimates, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations with the balance of the fund and therefore future cash flows may be required to fund future reclamation spending which may reduce the amount of distributions paid to unitholders.

OPERATIONAL MATTERS

The operation of oil and gas wells involves a number of operating and natural hazards that may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to operating subsidiaries of the Trust and possible liability to third parties. ARC maintains liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. ARC may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce distributable cash.

Continuing production from a property, and to some extent the marketing of production there from, are largely dependent upon the ability of the operator of the property. Approximately 24 per cent of ARC’s production is operated by third parties. ARC has limited ability to influence costs on partner operated properties. Operating costs on most properties have increased steadily over recent years. To the extent the operator fails to perform these functions properly, ARC’s revenue from such property may be reduced. Payments from production generally flow through the operator and there is a risk of non-payment delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of the Trust to certain properties. A reduction of the distributions could result in such circumstances.

Disclosure Controls and Procedures

As of December 31, 2008, an internal evaluation was carried out of the effectiveness of the Trust’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice President Finance and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports that the Trust files or submits under the Exchange Act or under Canadian Securities legislation is recorded, processed, summarized and reported, within the time periods specified in the rules and forms therein. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by the Trust in the reports that it files or submits under the Exchange Act or under Canadian Securities Legislation is accumulated and communicated to the Trust’s management, including the senior executive and financial officers, as appropriate to allow timely decisions regarding the required disclosure.

Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Management has assessed the effectiveness of the Trust’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. The assessment was based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2008. The effectiveness of the Trust’s internal control over financial reporting as of December 31, 2008 has been audited by Deloitte & Touche LLP, as reflected in their report for 2008.  No changes were made to the Trust’s internal control over financial reporting during the year ending December 31, 2008, that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Financial Reporting Update

Current Year Accounting Changes

Effective January 1, 2008, the Trust adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments — Disclosures and Section 3863, Financial Instruments — Presentation.

A.  Capital Disclosures

Section 1535 establishes standards for disclosing information regarding an entity’s capital and how it is managed.

B.  Financial Instruments — Disclosures, Financial Instruments — Presentation

Sections 3862 and 3863 establish standards for enhancing financial statements users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.  They require that entities provide disclosures regarding the nature and extent of risks arising from financial instruments to which they are exposed both during the reporting period and at the balance sheet date, as well as how the entities manage those risks.

These standards were adopted prospectively.

Future Accounting Changes

A.  Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs.  The new Section will be effective on January 1, 2009.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Trust is currently evaluating the impact of the adoption of this new Section, however does not expect a material impact on its Consolidated Financial Statements.

B.  International Financial Reporting Standards (“IFRS”)

In April 2008, the CICA published the exposure draft “Adopting IFRSs in Canada”. The exposure draft proposes to incorporate IFRSs into the CICA Accounting Handbook effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. At this date, publicly accountable enterprises will be required to prepare financial statements in accordance with IFRSs. The Trust is currently reviewing the standards to determine the potential impact on its Consolidated Financial Statements.    At this time, the Trust has appointed internal staff along with sponsorship from the senior leadership team to review the impact of converting to IFRS on the accounting policies, information and computer systems, internal and disclosure controls, financial reporting in addition to the changes in the Trust’s financial statements.  In addition, an external advisor has been retained to assist the Trust in the conversion project.

Non-GAAP Measures

Historically, management used the non-GAAP measure Cash Flow or cash flow from operations to analyze operating performance, leverage and liquidity. We have now chosen to utilize the GAAP measure cash flow from operating activities instead of Cash Flow. There are two differences between the two measures and cash flow from operating activities; positive or negative changes in non-cash working capital and the deduction of expenditures on site restoration and reclamation as they appear on the Consolidated Statements of Cash Flows. Although management feels that Cash Flow is a valued measure of funds generated by the Trust during the reported quarter, we have changed our disclosure to only discuss the GAAP measure in the MD&A in order to avoid any potential confusion by readers of our financial information and in our opinion, to more fully comply with the intent of certain regulatory requirements.

Our historical measure of Cash Flow reflected revenues and costs for all months reported in the period. This amount, however, comprised accruals for at least one month of revenue and approximately two months of costs. The oil and gas industry customarily operates in such a way that revenues are typically collected on the 25th day of the month following the actual production month. Royalties are typically paid two months following the actual production month and operating costs are paid as the invoices are received. This can take several months; however, most invoices for operated properties are paid within approximately two months of the production month.  In the event that commodity prices and or volumes have changed significantly from the last month of the previous reporting period over the last month of the current reporting period, a difference could occur between cash flow from operating activities and our historical non-GAAP measure of Cash Flow or cash flow from operations. Additionally, periods where the Trust spends a significant amount on site restoration and reclamation would result in a difference between cash flow from operating activities and Cash Flow.

At the time of writing this MD&A, substantially all revenues have been collected for the production period of December 2008. Management performs analysis on the amounts collected to ensure that the amounts accrued for December are accurate. Analysis is also performed regularly on royalties and operating costs to ensure that amounts have been accurately accrued.

Management uses certain key performance indicators (“KPIs”) and industry benchmarks such as distributions to unitholders as a per cent of cash flow from operating activities, operating netbacks (“netbacks”), total capitalization, finding, development and acquisition costs, recycle ratio, reserve life index, reserves per unit and production per unit, net asset value and total returns to analyze financial and operating performance. Management feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for the Trust. These KPIs and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends”, “strategy” and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: the volumes and estimated value of ARC’s oil and gas reserves; the life of ARC’s reserves; the volume and product mix of ARC’s oil and gas production; future oil and natural gas prices and ARC’s commodity risk management programs; the amount of future asset retirement obligations; future liquidity and financial capacity; future results from operations and operating metrics; future costs, expenses and royalty rates; future interest costs; future development, exploration, acquisition and development activities (including drilling plans) and related capital expenditures, future tax treatment of income trusts and future taxes payable by ARC; and ARC’s tax pools.

The forward-looking information and statements contained in this news release reflect several material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC’s reserve and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and cash flow to fund its plans expenditures; ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC’s products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC’s properties, increased debt levels or debt service requirements; inaccurate estimation of ARC’s oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC’s public disclosure documents (including, without limitation, those risks identified in this news release and in ARC’s Annual Information Form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Additional Information

Additional information relating to ARC can be found on SEDAR at www.sedar.com.

ANNUAL HISTORICAL REVIEW

For the year ended December 31 (Cdn $ millions, except per unit amounts)	2008	2007	2006	2005	2004
FINANCIAL
Revenue before royalties	1,706.4	1,251.6	1,230.5	1,165.2	901.8
Per unit (1)	7.90	5.95	6.02	6.10	4.85
Cash flow from operating activities (2)	944.4	704.9	734.0	616.7	446.4
Per unit – basic (1)	4.37	3.35	3.59	3.23	2.40
Per unit – diluted	4.37	3.35	3.58	3.20	2.38
Net income	533.0	495.3	460.1	356.9	241.7
Per unit – basic (3)	2.50	2.39	2.28	1.90	1.32
Per unit – diluted	2.50	2.39	2.27	1.88	1.31
Distributions	570.0	498.0	484.2	376.6	330.0
Per unit (4)	2.67	2.40	2.40	1.99	1.80
Total assets	3,766.7	3,533.0	3,479.0	3,251.2	2,305.0
Total liabilities	1,624.6	1,491.3	1,550.6	1,415.5	755.7
Net debt outstanding (5)	961.9	752.7	739.1	578.1	264.8
Weighted average trust units (millions) (6)	216.0	210.2	204.4	191.2	186.1
Trust units outstanding and issuable at period end (millions) (6)	219.2	213.2	207.2	202.0	188.8
CAPITAL EXPENDITURES
Geological and geophysical	27.1	14.9	11.4	9.2	5.4
Land	122.4	77.5	32.4	9.1	4.1
Drilling and completions	305.4	229.5	240.5	191.8	140.4
Plant and facilities	90.4	72.1	77.6	55.0	41.1
Other capital	3.3	3.2	2.6	3.7	2.8
Total capital expenditures	548.6	397.2	364.5	268.8	193.8
Property acquisitions (dispositions), net	51.0	42.5	115.2	91.3	(58.2)
Corporate acquisitions (7)	—	—	16.6	505.0	72.0
Total capital expenditures and net acquisitions	599.6	439.7	496.3	865.1	207.6
OPERATING
Production
Crude oil (bbl/d)	28,513	28,682	29,042	23,282	22,961
Natural gas (mmcf/d)	196.5	180.1	179.1	173.8	178.3
Natural gas liquids (bbl/d)	3,861	4,027	4,170	4,005	4,191
Total (boe per day 6:1)	65,126	62,723	63,056	56,254	56,870
Average prices
Crude oil ($/bbl)	94.20	69.24	65.26	61.11	47.03
Natural gas ($/mcf)	8.58	6.75	6.97	8.96	6.78
Natural gas liquids ($/bbl)	69.71	54.79	52.63	49.92	39.04
Oil equivalent ($/boe)	71.25	54.54	53.33	56.54	43.13
RESERVES
(company interest) (8)
Proved plus probable reserves
Crude oil and NGL (mbbl)	153,020	158,341	162,193	163,385	123,226
Natural gas (bcf)	1,012.2	768.2	743.6	741.7	724.5
Total (mboe)	321,723	286,370	286,125	286,997	243,974
TRUST UNIT TRADING
(based on intra-day trading)
Unit prices
High	33.95	23.86	30.74	27.58	17.98
Low	15.01	18.90	19.20	16.55	13.50
Close	20.10	20.40	22.30	26.49	17.90
Average daily volume (thousands)	975	597	706	656	420

(1)             Per unit amounts (with the exception of per unit distributions) are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares.

(2)             This is a GAAP measure and a change from the non-GAAP measure reported in prior quarters. Refer to non-GAAP section.

(3)             Net income per unit is based on net income after non-controlling interest divided by weighted average trust units outstanding (excluding trust units issuable for exchangeable shares).

(4)             Based on number of trust units outstanding at each distribution date.

(5)             Net debt excludes the current unrealized risk management contracts asset and liability and the current portion of future income taxes.

(6)             Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio.

(7)             Represents total consideration for the corporate acquisition including fees but prior to working capital, asset retirement obligation and future income tax liability assumed on acquisition.

(8)             Company interest reserves are the gross interest reserves plus the royalty interest prior to the deduction of royalty burdens.

QUARTERLY HISTORICAL REVIEW

(Cdn $ millions, except per	2008				2007
unit amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
FINANCIAL
Revenue before royalties	300.8	485.7	512.0	407.9	338.0	300.2	305.6	307.8
Per unit (1)	1.38	2.24	2.38	1.91	1.59	1.42	1.46	1.48
Cash flow from operating activities (2)	209.4	251.4	273.4	209.9	173.7	179.6	179.4	172.3
Per unit – basic (1)	0.96	1.16	1.27	0.98	0.82	0.85	0.86	0.83
Per unit – diluted	0.96	1.16	1.27	0.98	0.82	0.85	0.86	0.83
Net income	82.7	311.7	57.3	81.3	106.3	120.8	184.9	83.3
Per unit – basic (3)	0.38	1.46	0.27	0.39	0.51	0.58	0.90	0.41
Per unit – diluted	0.38	1.46	0.27	0.38	0.51	0.58	0.89	0.41
Distributions	127.2	171.3	144.7	126.8	125.8	125.0	124.1	123.1
Per unit (4)	0.59	0.80	0.68	0.60	0.60	0.60	0.60	0.60
Total assets	3,766.7	3,687.5	3,664.3	3,592.6	3,533.0	3,460.8	3,432.8	3,540.1
Total liabilities	1,624.6	1,530.8	1,689.6	1,560.4	1,491.3	1,421.4	1,415.3	1,526.6
Net debt outstanding (5)	961.9	773.2	756.1	770.1	752.7	699.8	653.9	729.7
Weighted average trust units (6)	218.3	216.6	215.2	213.8	212.5	210.9	209.5	207.9
Trust units outstanding and issuable (6)	219.2	217.4	215.8	214.7	213.2	211.7	210.2	208.7
CAPITAL EXPENDITURES
Geological and geophysical	3.7	1.3	16.4	5.5	3.0	2.9	4.1	4.9
Land	17.1	18.6	57.8	28.8	42.6	33.0	1.7	0.2
Drilling and completions	117.1	91.4	32.6	64.4	75.2	73.4	25.8	55.1
Plant and facilities	30.5	24.2	24.1	11.6	17.9	21.1	16.3	16.8
Other capital	1.0	0.9	0.4	1.0	0.6	1.5	0.6	0.5
Total capital expenditures	169.4	136.4	131.3	111.3	139.3	131.9	48.5	77.5
Property acquisitions (dispositions) net	27.6	13.1	0.3	10.1	5.0	27.3	10.0	0.2
Total capital expenditures and net acquisitions	197.0	149.5	131.6	121.4	144.3	159.2	58.5	77.7
OPERATING
Production
Crude oil (bbl/d)	28,935	28,509	27,541	29,064	28,682	28,437	28,099	29,520
Natural gas (mmcf/d)	195.1	192.0	194.7	204.3	187.4	173.3	176.7	183.0
Natural gas liquids (bbl/d)	3,858	3,822	3,906	3,856	4,067	3,795	4,088	4,161
Total (boe per day 6:1)	65,313	64,325	63,896	66,976	63,989	61,108	61,637	64,175
Average prices
Crude oil ($/bbl)	56.26	114.20	118.32	89.72	77.53	73.40	65.21	60.79
Natural gas ($/mcf)	7.48	8.68	10.41	7.80	6.32	5.52	7.38	7.75
Natural gas liquids ($/bbl)	45.22	82.87	82.29	68.54	62.75	55.64	52.76	48.04
Oil equivalent ($/boe)	49.93	81.42	87.73	66.67	57.26	53.28	54.37	53.18
TRUST UNIT TRADING
(based on intra-day trading)
Unit prices
High	22.55	33.30	33.95	27.06	21.55	22.60	23.86	23.02
Low	15.01	22.33	25.19	20.00	18.90	19.00	20.78	20.05
Close	20.10	23.10	33.95	26.38	20.40	21.17	21.74	21.25
Average daily volume (thousands)	1,523	841	659	863	624	503	599	658

(1)             Per unit amounts (with the exception of per unit distributions) are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares.

(2)             This is a GAAP measure and a change from the non-GAAP measure reported in prior reports. Refer to non-GAAP section.

(3)             Net income per unit is based on net income after non-controlling interest divided by weighted average trust units outstanding (excluding trust units issuable for exchangeable shares).

(4)             Based on number of trust units outstanding at each distribution date.

(5)             Net debt excludes the current unrealized risk management contracts asset and liability and the current portion of future income taxes.

(6)             Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio.